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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                       BROOKDALE LIVING COMMUNITIES, INC.
                           (NAME OF SUBJECT COMPANY)

                       BROOKDALE LIVING COMMUNITIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  112462 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ---------------------

                                MARK J. SCHULTE
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                       BROOKDALE LIVING COMMUNITIES, INC.
                      330 NORTH WABASH AVENUE, SUITE 1400
                            CHICAGO, ILLINOIS 60611
                                 (312) 977-3700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy to:

                              BRIAN T. BLACK, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 558-5600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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AMENDMENT NO. 1 TO SCHEDULE 14D-9

     This Amendment No. 1 ("Amendment No. 1") to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on August 1, 2000 (the "Schedule 14D-9") by Brookdale Living Communities, Inc. (the "Company"), relating to a tender offer (the "Offer") commenced on August 1, 2000 by Fortress Brookdale Acquisition LLC ("Purchaser"), a Delaware limited liability company owned by Fortress Registered Investment Trust, a Delaware business trust ("Fortress"), and Health Partners, a Bermuda exempted partnership, to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (the "Company Common Stock") at a price of $15.25 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 1, 2000 (the "Offer to Purchase") and the related Letter of Transmittal.

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD.

     The fourth paragraph of the section entitled "Background; Reasons for the Recommendation of the Company Board" is hereby amended and restated in its entirety as follows:

          "On April 10, 2000, the Company Board met to discuss the April 6 Letter. The Company Board determined that the April 6 Letter did not represent a formal offer by Fortress to which a response from the Company was required because it did not set forth an offer price or structural and financing terms. Notwithstanding the Company Board's determination, Reschke expressed his intention to pursue a possible sale of the Prime Shares to Fortress for $15.00 per share. A bona fide third-party offer of $15.00 per share would represent a premium of approximately 36.4% over the $11.00 per share closing price on the Nasdaq National Market on April 7, 2000, the last trading day before the April 10, 2000 Company Board meeting. The Company Board believed that the market would react favorably to a third-party's premium valuation of the Prime Shares and, consequently, the market price of the Shares would likely increase. Accordingly, the Company Board determined that the proposed sale of the Prime Shares to Fortress was in the best interests of the Company's stockholders and, in an effort to maintain an orderly trading market in the Company Common Stock, agreed to facilitate the proposed sale subject to certain conditions. In light of Reschke's position as Chairman of the Board of the Company and Prime's significant equity interest in the Company, the Company Board determined that the Independent Committee should meet to further discuss the April 6 Letter and to take such actions as it deemed necessary or appropriate in response to such letter and to address such other matters regarding transactions involving Prime and/or Fortress as it deemed appropriate. In addition, in anticipation of receiving a more substantive proposal from Fortress regarding its interest in acquiring the Company, the Company Board authorized the Independent Committee to retain a financial advisor to assist and advise it in evaluating such a proposal. The Company Board also directed the Independent Committee to condition any waiver of the application of Section 203 of the DGCL to the proposed sale of the Prime Shares to Fortress upon the negotiation and execution of a standstill agreement between the Company and Fortress with terms acceptable to the Independent Committee."

     The sixth paragraph of the section entitled "Background; Reasons for the Recommendation of the Company Board" is hereby amended and restated in its entirety as follows:

          "On April 11, 2000, the Independent Committee met by telephone conference to discuss the April 6 Letter. The Independent Committee elected Bruce L. Gewertz as its Chairman, determined that it should retain a financial advisor to assist and advise it in evaluating the possible sale of the Company and other feasible strategic alternatives and engage legal counsel and concurred with the Company Board's determination that the April 6 Letter did not represent a formal offer by Fortress to which a response from the Company was required. As directed by the Company Board, the Independent Committee

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

     determined that it would condition any waiver of the application of Section 203 of the DGCL to the proposed sale of the Prime Shares to Fortress upon the negotiation and execution of a standstill agreement between the Company and Fortress with terms acceptable to the Independent Committee."

     The eighth paragraph of the section entitled "Background; Reasons for the Recommendation of the Company Board" is hereby amended and restated in its entirety as follows:

          "On April 12, 2000, during a telephone conversation among a member of the Independent Committee and representatives of Prime and Fortress, the Independent Committee member indicated that the Independent Committee was prepared to approve the sale of the Prime Shares to Fortress and waive the application of Section 203 of the DGCL to the proposed sale of the Prime Shares provided that the Company and Fortress enter into a standstill agreement with terms acceptable to the Independent Committee. However, in light of the fact that the April 6 Letter failed to set forth the basic terms of Fortress' proposal and that the Independent Committee had not yet had the opportunity to retain a financial advisor and to consult with such advisor and the Company's management regarding the advisability of the possible sale of the entire Company or the pursuit of other feasible strategic alternatives, the Independent Committee member also indicated during this telephone discussion that the Independent Committee was not prepared at that time to negotiate the sale of the entire Company."

     The eighteenth and nineteenth paragraphs of the section entitled "Background; Reasons for the Recommendation of the Company Board" are hereby amended and restated in their entirety as follows:

          "On May 15, 2000, representatives of Merrill Lynch met with representatives of Fortress. The Fortress representatives explained how Fortress came to its decision to purchase an equity interest in the Company and reiterated Fortress' desire to acquire all of the remaining outstanding shares of Company Common Stock. The Fortress representatives questioned how long such a process would take. The Merrill Lynch representatives responded that they would work with the Independent Committee to try to accomplish this goal within several weeks. Fortress indicated to Merrill Lynch that it believed that the Company provided a strong platform from which to participate in the consolidation of the assisted living sector. Fortress also indicated that it believed that the Company's management is extremely strong and the quality of the Company's assets far exceeded the quality of the assets of the other publicly traded entities in the assisted living sector.

          On May 17, 2000, representatives of Merrill Lynch met with a representative of Health Partners to discuss Health Partner's objectives as the holder of the $100,000,000 5 1/2% Convertible Subordinated Note due 2009 issued by the Company, which is convertible into 5,479,452 shares of Company Common Stock (the "Convertible Note"), in the context of a potential tender offer by Fortress. Health Partners informed Merrill Lynch that its objectives were to ensure that it was treated fairly in respect of its contractual right to put the Convertible Note to the Company at 110% of the Convertible Note's principal amount, plus accrued and unpaid interest thereon, in the event of a change of control of the Company, such as the Merger, not approved by Health Partners. Based upon these objectives, Merrill Lynch and Health Partners discussed the need to effect an overall solution that would be fair to the stockholders of the Company. Based upon the conversion price being significantly out of the money and the value of the change of control put being $110,000,000, it was clear that Fortress and Health Partners had to discuss and ultimately agree upon a structure that did not affect the price ultimately received by the Company's stockholders. Accordingly, Merrill Lynch would only recommend a transaction to the Independent Committee if both Fortress and Health Partners put forth an overall solution. At this meeting, the parties did not discuss what the solution should be."

     The twenty-first, twenty-second and twenty-fourth paragraphs of the section entitled "Background; Reasons for the Recommendation of the Company Board" are hereby amended and restated in their entirety as follows:

          "On May 19, 2000, representatives of Merrill Lynch met with the Independent Committee to present an outline of the operational, financial and public market performance of the companies in the assisted living industry. Merrill Lynch presented its analysis of a review of comparable companies in the

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     assisted living industry based upon a wide range of market and performance statistics, such as public market trading multiples, number and average size of assets and geographic diversity of assets. It was Merrill Lynch's preliminary opinion that the Company was not being properly valued in the public market and that it should, given its strong management team and exceptional asset base, be trading at a premium to the selected assisted living comparable companies. Furthermore, because of the Company's relative equity size and the overall limited equity float of the assisted living companies trading in the United States public markets, Merrill Lynch did not believe that over the foreseeable future the public market prospects and performance would materially improve.

          On May 23, 2000, representatives of Merrill Lynch met with the Company's management to review the Company's operations, business strategy and marketing positioning, as well as to specifically discuss the Company's facility portfolio. At this meeting, the Company's management gave a detailed presentation of its operations, business strategy, marketing position and facility portfolio.

          On June 5, 2000, representatives of Merrill Lynch met with the Independent Committee to present Merrill Lynch's preliminary valuation conclusions and recommendations regarding further Purchaser negotiations. Merrill Lynch stated that the offer of $15.00 per share was within the range of fairness to the stockholders of the Company. In addition, based upon its analysis, it was Merrill Lynch's belief that no other company or individual would be in a position to pay any amount in excess of $15.00 per share and thus there were certain inherent risks to the Company in engaging other companies in sale negotiations. These risks included loss of management focus on running the operations of the Company, further deterioration in the common share trading price and public market uncertainty as to whether Fortress would ultimately dispose of its securities."

REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD

     The section entitled "Reasons for the Recommendation of the Company Board" is hereby amended by deleting paragraph (2) and replacing it with the following paragraph:

          "(2) Market Price and Premium. The Independent Committee considered the historical market prices and recent trading activity of the Company Common Stock with a particular emphasis on the relationship between the $15.25 per Share amount and the trading history of the Company Common Stock. In particular, the Independent Committee noted that the $15.25 per Share amount represented a premium of approximately 41.9% over the $10.75 per share closing price on the Nasdaq National Market on April 19, 2000, the last trading day before the Company announced the sale of the Prime Shares, and a premium of approximately 30.7% over the 30-day average closing price, 21.9% over the 90-day average closing price, 21.0% over the six-month average closing price and 15.1% over the one-year average closing price, in each case prior to April 19, 2000."

     The section entitled "Reasons for the Recommendation of the Company Board" is hereby amended by deleting paragraph (3) and replacing it with the following paragraph:

          "(3) Alternatives to the Merger. The Independent Committee considered the possible alternatives to the Offer and the Merger expressed by Merrill Lynch, including (i) continuing as a publicly-held entity and operating in accordance with its existing long-term business plan, (ii) continuing as a publicly-held company, but altering certain aspects of the Company's core business plan or capital structure, (iii) continuing as a publicly-held company and pursuing large, multi-facility acquisitions and (iv) a possible sale of the Company to a third-party other than Purchaser. As part of its analysis, the Independent Committee considered the capital market and business challenges the Company faces as an independent, public company in the assisted living sector. Assisted living stocks fell out of favor at the beginning of 1999 due to missed earnings expectations, concerns of oversupply and investor preference for higher growth stocks. As a result, the Company's stock price decreased, and, consequently, the Company has had limited access to the public equity or debt markets on terms favorable to its stockholders. The Independent Committee did not believe that an improvement in these factors was likely in the near future. With limited access to the public capital markets and insufficient excess cash from its operations

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

     to meet the capital requirements of acquiring, leasing, and developing new facilities, the Independent Committee determined that the Company could not effectively execute its original or an altered business plan or pursue large, multi-facility acquisitions. The Independent Committee also determined that a change in the Company's capital structure would not result in an increase of the Company's limited financial resources. As an additional part of its analysis, the Independent Committee acknowledged that the Company had not received any proposals for the acquisition of the Company similar to Purchaser's proposal."

     The section entitled "Reasons for the Recommendation of the Company Board" is hereby amended by deleting paragraph (8) and replacing it with the following paragraph:

          "(8) Recent Discussions Regarding a Sale of the Company. The Independent Committee considered the discussions that management of the Company has had with two potential strategic acquirors regarding a possible sale of the Company. These discussions did not progress to a point where it would have been appropriate for the potential purchaser to execute a confidentiality agreement and perform due diligence."

     The section entitled "Reasons for the Recommendation of the Company Board" is hereby amended by deleting paragraph (10) and replacing it with the following paragraph:

          "(10) Historical and Projected Financial Performance and Related Risk and Uncertainties. The Independent Committee considered the various financial projections prepared by the Company's management. The Independent Committee noted that $15.25 per Share exceeded the projected $14.50 per share mid-range of one of the Company's leading analysts for the twelve months ending December 31, 2000."

OPINION OF MERRILL LYNCH

     The first sentence of the third paragraph of the section entitled "Opinion of Merrill Lynch" is hereby amended and restated in its entirety as follows:

          "With Merrill Lynch's consent, the full text of the opinion, which sets forth assumptions made, matters considered and limits on the review undertaken, is attached to this Schedule 14D-9 as Annex B and is incorporated by reference herein."

VALUATION OF THE COMPANY

     The section entitled "Comparable Transactions Analysis" is hereby amended and restated in its entirety as follows:

          "Comparable Transactions Analysis. Merrill Lynch compared some financial ratios of the Offer with those of other selected offers involving the assisted living industry which Merrill Lynch deemed to be relevant. These transactions were Capital Senior Living's proposed offer for ILM Senior Living, Alterra Healthcare's proposed offer for HCR Manor Care, Sunrise Assisted Living's proposed offer for Karrington Health, Kapson Senior Quarters' proposed offer for Atria Communities, Prometheus Assisted Living's proposed offer for Kapson Senior Quarters, Alternative Living Services' proposed offer for Sterling House and Whitehall Street Real Estate's proposed offer for Integrated Living Communities.

          Using publicly available information and estimates of financial results as published by Wall Street equity research (except for ILM Senior Living, which is based on projections used by Cohen & Steers Capital Advisors), Merrill Lynch calculated the premium of the implied offer value per share relative to the acquired company's stock price on the day before announcement of the respective transaction and the implied offer value per share for the acquired company, as of the day before the announcement of the respective transaction, as a multiple of the estimated EBITDAR and EBITDA per share for such company for the current year, if the deal was announced in the first half of the year, or for the next year, if the deal was announced in the second half of the year. This analysis yielded a range of premiums/ (discounts) of (0.9%) to 43.4% with a mean of 20.5%; a range of transaction forward EBITDAR

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     multiples of 9.4x to 17.6x with a mean of 11.9x; and forward EBITDA multiples of 11.1x to 16.2x with a mean of 13.5x. These calculations indicated a per share valuation range for the Company of $13.00 to $17.00.

          The following table sets forth the premium, transaction forward EBITDAR and forward EBITDA multiples:

                                                                 FORWARD    FORWARD
                                                      PREMIUM    EBITDAR    EBITDA
                                                      -------    -------    -------
Maximum...........................................     43.4%      17.6x      16.2x
                                                       ----       -----      -----
Mean..............................................     20.5%      11.9x      13.5x
                                                       ----       -----      -----
Minimum...........................................     (0.9)%      9.4x      11.1x"
                                                       ----       -----      -----

     The section entitled "Discounted Cash Flow Analysis" is hereby amended and restated in its entirety as follows:

          "Discounted Cash Flow Analysis. Merrill Lynch performed discounted cash flow analyses (i.e., analyses of the present value of the projected levered cash flows for the periods using the discount rates indicated) of the Company based upon projections provided by the Company's management of its stabilized assets for the years 2000 through 2004, inclusive, using discount rates reflecting an equity cost of capital ranging from 12.0% to 14.0% and terminal value multiples of calendar year 2004 ranging from 10.0x to 11.0x; and based upon projections provided by the Company's management of its development assets for the years 2000 through 2004, inclusive, using discount rates reflecting an equity cost of capital of 25.0% for the pre-stabilization period and 15.0% for the post-stabilization period and terminal value multiples for each development asset based on Merrill Lynch's judgment and expertise of calendar year 2004. These calculations indicated a per share valuation range for the Company of $12.75 to $18.50.

          The discount rates were selected based upon an analysis of the risk associated with the cash flows associated with the Company's business. Several methods, including, but not limited to, the capital asset pricing model and real estate valuation capitalization rate analysis were utilized. The "pre-stabilization period" refers to assets that have not reached 90% occupancy and thus are considered still in development. Those assets during that time frame are considered riskier and thus cash flows arising during the "pre-stabilization period" are discounted with higher rates. The "post-stabilization period" refers to assets that have achieved greater than 90% occupancy and thus are considered to be operating in a steady state. As such, the cash flows associated with those assets are discounted at lower rates. The difference in discount rates is largely a matter of judgment.

          The following table sets forth the discount rates and the resulting share prices:

       10.0X    10.5X    11.0X
       -----    -----    -----
12.0%.. $15.73  $17.66   $19.59
       ------   ------   ------
13.0%.. $13.75  $15.52   $17.36
       ------   ------   ------
14.0%.. $11.72  $13.48   $15.25"
       ------   ------   ------

     The section entitled "Financial Sponsor Internal Rate of Return Analysis" is hereby amended and restated in its entirety as follows:

          "Financial Sponsor Internal Rate of Return Analysis. Merrill Lynch performed a financial sponsor internal rate of return valuation for the Company based upon various per share acquisition prices and under the same margin and operating scenarios as were used in estimating an equity value range for the Company. The investment return calculations assumed the Convertible Note was converted to equity. Based upon projections provided by the Company's management, a proposed purchase price of $15.25 per share was calculated to yield an investment return to the financial sponsor of approximately 25.0%. Merrill Lynch deemed that such a return was reasonable. With respect to the internal rate of return analysis, Merrill Lynch examined all possible acquisition prices for the outstanding shares of Company

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     Common Stock that would result in returns to the hypothetical investor of
     15% to 30%. The presentation to the Independent Committee included a range of $12.00 to $16.00 per share.

          The Financial Sponsor Internal Rate of Return Analysis is a hypothetical valuation methodology meant to replicate the manner in which the typical financial sponsor would analyze the price it would be willing to pay and still achieve the returns it requires. This analysis is not specific to one purchaser, but is meant to demonstrate what price could be paid for the equity, leave the capital structure within constraints mandated by both bank and public lenders and still enable the investor to achieve a return between 20% and 30%. Through Merrill Lynch's considerable experience with the asset class that the Company has, it deemed that those rates of returns would be the minimum necessary for a financial buyer to require."

ITEM 9. EXHIBITS.

     The following exhibit is filed herewith:

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
     (e)(2)  Opinion of Merrill Lynch, Pierce, Fenner & Smith
             Incorporated to the Independent Committee and the Company
             Board, dated July 26, 2000, as modified.

ANNEX A

         INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
         SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     Footnotes (3) and (4) to the table in the section entitled "Principal Security Holders of the Company" are hereby amended and restated in their entirety as follows:

(3) Based in part on a Schedule 13D filed with the SEC on May 22, 2000 by Fortress. The Schedule 13D indicates that Fortress beneficially owns 4,004,350 shares of Company Common Stock solely in its capacity as the sole member of Fortress Brookdale Acquisition LLC, the ultimate beneficial owner of such shares. The address of Fortress and Fortress Brookdale Acquisition LLC is 1301 Avenue of the Americas, New York, New York 10019. Also includes shared beneficial ownership of 5,479,452 shares of Company Common Stock issuable upon conversion of the Convertible Note.

(4) Represents shared beneficial ownership of shares of Company Common Stock issuable upon conversion of the Convertible Note. The address of Health Partners is 54 Thompson Street, New York, New York 10012.

ANNEX B

     The seventh and eighth paragraphs of Annex B are hereby amended and restated in their entirety as follows:

     This opinion is for the use and benefit of the Independent Committee and Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company or the Purchaser to engage in the Offer and Merger and we are not expressing any opinion herein as to the prices at which any class of the Company's stock will trade following the announcement or consummation of the Offer and Merger.

     This opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") or any of its affiliates be made by the Company, the Purchaser or any of their affiliates, without the prior written consent of Merrill Lynch.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BROOKDALE LIVING COMMUNITIES, INC.

                                          By:     /s/ ROBERT J. RUDNIK
                                            ------------------------------------
                                          Name: Robert J. Rudnik
                                          Title:  Executive Vice President,
                                                  General Counsel and Secretary
Date: August 28, 2000

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